September 19, 2007

Room 4561

Mr. Robert J. Cox III
Senior Vice President, Chief
   Financial Officer and Treasurer
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

> **Re:** **DealerTrack Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-51653**

Dear Mr. Cox:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2006 and 2005

Revenue, page 43

1.   We note that the increases in revenue were due to increases in financing source customers and automobile dealers as well as an increase in volume from existing customers. However, you have provided no indication of the relative impact of each factor. Further, your disclosures do not address the amount of revenue

increase attributed to businesses acquired during the periods presented. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

2.   We note the quantitative disclosure of customer-related measures, such as active dealers and active financing sources, provided on page 31. Please tell us whether you use any transaction-based measures as key indicators when measuring performance. For example, please tell us what consideration you have given to disclosing the volume of transactions processed when discussing changes in transaction services revenue.

Financial Statements

Note 12. Stock Option and Deferred Compensation Plans

Long Term Incentive Equity Awards, page 82

3.   We note that you record expense for EBITDA performance awards when management believes with 100% certainty that the performance target will be achieved. Please tell us how your accounting complies with paragraph 44 of SFAS 123(R) which indicates that compensation expense should be accrued if it is probable that the performance condition will be achieved.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Senior Staff Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief